Exhibit 4.2.3

Biolete LLC Purchase Agreement

This Purchase Agreement (“Agreement”) is entered into as of Sept. 22, 2025, by and between Cement Factory LLC, a limited liability company organized under the laws of Florida, with its principal place of business at 4455 OLD BEAR RUN WINTER PARK, FL 32792 (“Buyer”), represented by Jeff Sciullo and Austin J. Sims, and Adia Nutrition Inc., a corporation organized under the laws of Nevada, operating under the laws of Florida, with its principal place of business at 1561 W FAIRBANKS AVE WINTER PARK, FL 32789 and mailing address 4421 GABRIELLA LN WINTER PARK, FL 32792 (“Seller”). Buyer and Seller are collectively referred to as the “Parties” and individually as a “Party.”

WHEREAS, Seller owns Biolete LLC, including all associated rights, the Biolete Coffee trademark, the Biolete website, the Shopify account associated with Biolete Coffee, the Amazon account associated with Biolete Coffee, and an inventory of 6,550 units (bags) of Biolete Coffee; and

WHEREAS, Buyer desires to purchase Biolete LLC and all its rights, including the Biolete Coffee trademark, website, Shopify account, Amazon account, and the entire inventory of 6,550 units from Seller, and Seller agrees to transfer such assets to Buyer under the terms set forth herein; and WHEREAS, Buyer agrees to reimburse Seller $11.05 for each unit of Biolete Coffee sold, with a total reimbursement obligation of $72,362.31, to be paid monthly based on sales from the prior month; and

WHEREAS, Buyer, with Seller’s assistance, will take necessary steps to transfer or integrate Biolete’s Shopify account and link their bank account; and

WHEREAS, Buyer agrees to update the bank account associated with the Amazon account on or by September 30, 2025, upon receiving access to the account.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Transfer of Assets

Seller hereby agrees to sell, assign, transfer, and deliver to Buyer, and Buyer agrees to purchase and accept from Seller, the following assets (collectively, the “Assets”):

a.  All ownership interest in Biolete LLC, a limited liability company, including all associated rights;

b.  The Biolete Coffee trademark, including all associated intellectual property rights;

c.  The Biolete website, including all domain names, content, and associated digital assets;

d.  The Shopify account associated with Biolete Coffee, including all account rights and data;

e.  The Amazon account associated with Biolete Coffee, including all listings and account rights; and

f.  The entire inventory of 6,550 units (bags) of Biolete Coffee.

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2.	Purchase Price and Reimbursement Terms

a.  The total purchase price for the Assets shall be $72,362.31 (the “Purchase Price”).

b.  Buyer shall reimburse Seller $11.05 for each unit of Biolete Coffee sold by Buyer.

c.  Payments shall be made monthly to Seller based on the number of units sold during the preceding month. Buyer shall provide Seller with a monthly report detailing the number of units sold and the corresponding payment amount.

d.  Payments shall be made via check delivered on the 5th day of each month or via ACH scheduled the day before for delivery on the 5th to an account designated by Seller for sales made in the prior month.

e.  The obligation to pay the Purchase Price shall continue until the full amount of $72,362.31 is paid to Seller, or until all 6,550 units are sold, whichever occurs first.

3.	Transfer of Ownership and Digital Accounts

a. Seller shall deliver to Buyer all necessary documents to effect thet ransfer of Biolete LLC, the Biolete Coffee trademark, the Biolete website, the Shopify account, and the Amazon account, including but not limited to assignment agreements, trademark transfer documents, website domain transfer agreements, Shopify account transfer documentation, Amazon account transfer documentation, and any related certificates.

b.  The inventory of 6,550 units of Biolete Coffee shall be delivered to Buyer’s warehouse on or by September 30, 2025, with delivery costs to be borne by Seller.

c.  Shopify Account Transfer or Integration: Buyer, with Seller’s reasonable assistance, shall take all necessary steps to transfer the Biolete Shopify account to Buyer or integrate the Biolete Shopify account into Buyer’s existing Shopify account. Buyer shall link a bank account designated by Buyer to the Shopify account to facilitate payments. Seller shall provide necessary access and support to complete the transfer or integration by September 30, 2025.

d.  Amazon Account Bank Update: Upon receiving access to the Amazon account associated with Biolete Coffee, Buyer shall update the bank account information linked to the Amazon account to a bank account designated by Buyer on or before September 30, 2025. Buyer shall notify Seller in writing upon completion of the bank account update.

4.	Representations and Warranties

a.  Seller’s Representations: Seller represents and warrants that it has full authority to sell the Assets, that Biolete LLC, the Biolete Coffee trademark, the Biolete website, the Shopify account, and the Amazon account are free of any liens, encumbrances, or claims, and that the inventory consists of 6,550 units of Biolete Coffee in good and marketable condition.

b.  Buyer’s Representations: Buyer represents and warrants that it has the authority to enter into this Agreement and fulfill its obligations hereunder, including the transfer or integration of the Shopify account and the update of the Amazon account bank information.

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5.	Indemnification

Each Party shall indemnify and hold harmless the other Party from any claims, damages, or liabilities arising from a breach of their respective representations and warranties under this Agreement.

6.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to its conflict of law principles.

7.	Dispute Resolution

Any disputes arising under this Agreement shall be resolved through mediation in Florida.

8.	Entire Agreement

This Agreement constitutes the entire understanding between the Parties with respect to the subject matter hereof and supersedes all prior agreements, whether written or oral.

9.	Amendments

This Agreement may only be amended in writing signed by both Parties.

10.	Notices

Any notices required under this Agreement shall be sent to the addresses listed above via email or as otherwise designated by the Parties.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

Cement Factory LLC

By: /s/ Jeff Sciullo

Name: Jeff Sciullo

Title: Partner

By: /s/ Austin J. Sims

Name: Austin J. Sims

Title: Partner

Adia Nutrition Inc.

By: /s/ Larry Powalisz

Name: Larry Powalisz

Title: CEO

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